Exhibit 99.8

Louis Gries, CEO

Results overview FY 2008 and Q 1 FY 2009 USA Fibre Cement Legacy issues Agenda

US $ million Q1 FY08 Q2 FY08 Q3 FY08 Q4 FY08 Q1 FY09 Net Sales 424.4 390.1 341.4 312.9 365.0 Gross Profit 166.9 138.8 117.1 107.2 124.0 Gross Margin 39.3% 35.6% 34.3% 34.3% 34.0% EBIT1 105.7 74.4 57.4 43.2 64.0 EBIT Margin1 24.9% 19.1% 16.8% 13.8% 17.5% Net Operating Profit1 68.6 46.5 34.1 20.1 41.5 Earnings per share1 US c 14.6 10.0 7.5 4.6 9.6 1 Excluding asbestos and impairments Agenda

USA Fibre Cement Sales down due to declining market opportunity While sales of most exterior products declined, differentiated ColorPlus(r) collection of products increased market penetration in the quarter Weakness in Repair and Remodelling activity pulling down sales of interior products Asia Pacific Fibre Cement Residential construction declined in both Australia and New Zealand US$ financial results again assisted by appreciation of Asia Pacific currencies Sales of differentiated products continued to grow in Australia and New Zealand Non-differentiated products remain subject to competitive pricing pressure Key points

James Hardie lap and shingle siding with ColorPlus(r) Technology featured in MidWest Homes' Minnesota Top Homes Volume 2. The home was built by Mark Anthony Homes in Hudson, Wisconsin. USA Fibre Cement

Top Line Growth 0 400 800 1,200 1,600 2,000 2,400 2,800 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 $0 $200 $400 $600 $800 $1,000 $1,200 Revenue (US$M) JH Volume JH Revenue Housing Starts Q1 09 JH Volume (mmsf), Starts (000s Units) Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau. USA Fibre Cement

Primary Growth Performance USA Fibre Cement Sources: Dodge US addressable starts (SF & MF-low); US Census R&R $ expenditures less CPI Note: • US Census discontinued their R&R $ expenditures report in 2007 • Q108 R&R = avg. published Home Depot & Lowe's same store sales less CPI -30% -20% -10% 0% 10% 20% 30% Q104 Q204 Q304 Q404 Q105 Q205 Q305 Q405 Q106 Q206 Q306 Q406 Q107 Q207 Q307 Q407 Q108 Q208 Q308 Q408 Q109 %JHBP Growth % NC/R&R Growth Rolling 4Qtr - JHBP Growth Rolling 4Qtr - NC/R&R Growth

Average Net Selling Price US$ per MSF 360 400 440 480 520 560 600 FY02 FY03 FY04 FY05 FY06 FY07 FY08 Q1 FY09 USA Fibre Cement

*Excludes restructuring and other operating expenses of US$12.6 million in Q3 FY02 and impairment charges of US$45.6 million in Q4 FY08 EBIT and EBIT Margin* 0 20 40 60 80 100 120 140 FY02 FY03 FY04 Q1 FY05 Q1 FY06 Q1 FY07 Q1 FY08 Q1 FY09 EBIT US$M 0 5 10 15 20 25 30 35 EBIT MARGIN % EBIT EBIT/Sales USA Fibre Cement

Managing through the housing downturn Continued market deterioration resulted in a further business reset in April Reset included manufacturing and SG&A adjustments Reviewed activities and projects across the organisation Changes made to SG&A cost base considering: Ability to make a significant impact during FY09 Impact on ability to enable business to compete and grow as the housing market recovers Long term strategic value Employee numbers in US business reduced by 9% or 170, down 19% from 2174 at its peak in 2006 USA Fibre Cement

USA Fibre Cement On-going downward pressure on house prices and weaker demand Repair and remodelling activity expected to continue to be soft Good operating cash flow generation Maintain or grow market share of fibre cement against alternative materials Asia Pacific Building approvals expected to continue to fall in Australia and in New Zealand Housing affordability to remain under pressure with high interest rates and fuel costs Continued growth in sales of differentiated products, but non-differentiated products in Australia to remain subject to competition In the Philippines, residential construction activity is expected to be flat, or decline Outlook

Q1' FY09 FY08 FY07 EPS (Diluted)1 9.6c 36.9c 49.3c Dividend Paid per share - 27.0c 9.0c Return on Shareholders' Funds1 19.9% 17.7% 24.0% Return on Capital Employed2 21.9% 24.2% 27.7% EBIT/ Sales (EBIT margin)2 17.5% 19.2% 21.6% Gearing Ratio1 15.4% 21.5% 12.5% Net Interest Expense Cover1 32.0x 33.9x 51.2x Net Interest Paid Cover2 42.7x 22.0x 65.2x Net Debt Payback3 0.4yrs 0.7yrs 1.9 yrs 1 Excludes asbestos adjustments, AICF SG&A expenses and AICF interest income 2 Excludes asbestos adjustments and AICF SG&A expenses 3 Excludes payments under the Amended FFA Key ratios

Domicile Treaty change in 2004 IRS NOPA for 2006 and 2007 Complexity driven by Dutch corporate law, Australian and US securities law and tax in all these jurisdictions ASIC Proceedings Trial to start in September ATO tax assessments 1999 potential 2002 to 2006 Legacy issues

Good business in a poor housing market Corporate drag continues to be challenging Summary

This Presentation contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include: expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; statements regarding tax liabilities and related proceedings; statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission; expectations concerning indemnification obligations; expectations concerning the costs associated with the suspension of operations at our Blandon Pennsylvania and Plant City, Florida plants; expectations that our credit facilities will be extended or renewed; expectations concerning dividend payments; projections of our operating results or financial condition; statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products; statements about our future performance; and statements about product or environmental liabilities. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Key Information - Risk Factors" beginning on page 6 of our Form 20-F filed on 8 July 2008 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the effect of natural disasters and changes in our key management personnel. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made. Disclaimer

20 August 2008